Exhibit 12.01

eBay Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	2005	2006	2007		2008	2009
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Investees	$1,546,390	$1,541,600	$757,388	(3)	$2,193,530	$2,883,690	(4)

Add: Fixed Charges	10,589	16,562	31,437		34,232	47,493

Earnings (1)	$1,556,979	$1,558,162	$788,825		$2,227,762	$2,931,183

Fixed Charges (2)	$10,589	$16,562	$31,437		$34,232	$47,493

Ratio of Earnings to Fixed Charges	147.0	94.1	25.1		65.1	61.7

(1)	Earnings consist of Income before income taxes, noncontrolling interest and equity in gains and losses of equity-method investees plus Fixed Charges.
(2)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.
(3)	For the year ended December 31, 2007, Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Investees includes an impairment loss of $1.4 billion related to our Communications reporting unit.
(4)	For the year ended December 31, 2009, Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Investees includes gain of $1.4 billion related to the sale of our Communications reporting unit.